July 10, 2006

Mail Stop 4561

Todd H. Siegel
Executive Vice President and General Counsel
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

      Re:	Affinion Group, Inc.
		First and Seconded Amended Registration Statements on
Form
S-4
      Filed May 22, 2006 and June 21, 2006
		File No.  333-133895

		Form 10-Q
		Filed May 15, 2006
		File No.  333-133895

Dear Mr. Siegel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-4
General
1. Please revise the supplemental letter, attached as Exhibit A to your response, to make it clear that the exchange offer will remain in effect for a limited time and would not require you to maintain an
"evergreen" registration statement.

Cover Page
2. Please clarify the difference between indebtedness that is "effectively subordinated" to the senior and/or subordinated notes and indebtedness that is "structurally subordinated" to the senior and/or subordinated notes.

Summary, page 1
3. We have reviewed your revisions in response to prior comment 8, and we re-issue the comment. Your revised summary section appears to be lengthier than in the previous amendment. The summary should present a brief, but balanced, overview of the company and the proposed offering. Please revise to re-locate the more extensive disclosure to the body of the prospectus.
4. We have reviewed your revisions in response to prior comment 9, and we re-issue the comment. A cross-reference to the "Risk Factors" section of the prospectus does not serve to balance the disclosure found in the Summary section. Please revise to summarize the material risks facing investors.
5. On page 1, please clarify what an "affinity partner" is. Also, we note that you derived "more than half" of your net revenue in 2005 from end-customers and members "marketed through" ten of your partners. Please disclose the amount of revenue allocated to these partners with more specificity and provide the same information for the first quarter of 2006. Also, please clarify what you mean by "marketed through."
6. We note your response to prior comment 10. Please tell us how you have determined that competitors will not be able to match your scale or program breadth as stated on pages 1-3.

Risk Factors, page 22

Risks Related to an Investment in the Notes, page 22

Despite our substantial indebtedness..., page 23
7. We note your response to prior comment 24. Please revise your discussion or include a separate risk factor that reflects the risk related to your inability to incur additional debt under the applicable indentures. We consider this to be a risk distinct from your ability to incur additional debt.

Risks Relating to Our Business, page 29

We have limited history..., page 29
8. We have reviewed your revisions in response to prior comment
27.
In light of the fact that the company is not currently subject to the requirements of Item 404 of Sarbanes-Oxley, please clarify your disclosure to make it clear that the 2005 audit was a financial statement audit, significantly less in scope than an audit pursuant to Section 404.

We must replace the customers we lose..., page 30
9. Please tell us your churn rates in recent periods and tell us how this risk factor comports with your response to prior comment 42, where you indicated that information related to churn rates "would not add materially to the investor`s understanding" of your business risk.

We derive a substantial amount..., page 31
10. We note your response to prior comment 29 and reissue that part of the comment seeking disclosure regarding revenues attributable to each of your 10%-plus affinity partners in addition to the aggregate information you have already provided.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

Notes to Unaudited Pro Forma..., page 59
11. Refer to pro forma footnote 2(c). It appears that the table provided in response to prior comment 38 does not support and reconcile to the pro forma adjustment to depreciation and amortization expense. Please revise so that your policies and calculations are transparent to readers.

Management`s Discussion and Analysis..., page 64

The Transactions, page 69
12. Please describe the special tax election disclosed on page
105,
including the basis of the assets prior to and following the election and the anticipated benefit in the form of higher depreciation deductions. Also, if you considered any negative factors in making this election, please briefly disclose them here.

Results of Operations, page 70

Supplemental Data, page 70
13. Please explain in detail how you calculate "annualized revenue per member." Make clear whether this figure takes into account churn among monthly members or pro-rated refunds to annual members who cancel early.
14. We note from page 30 that your inability to replace members lost represents a material risk to your business. We further note that an increasing percentage of your member base is monthly in nature. Please discuss whether this shift has increased-or whether you expect it to increase-your churn rates.
15. We note from page 71 that you were able to offset the impact of falling member numbers on revenue by raising prices and implementing more efficient marketing. It appears that such an impact would likely be reflected in a reduced rate of churn. Please discuss. Also, please explain the relative contribution of these two factors to revenue. Finally, please clarify whether you consider taking in a member at a monthly rate (versus an annual rate) to constitute a price increase and, in any event, please quantify the recent rate increases.

Three months ended March 31, 2006..., page 71

Overview of Operating Results for..., page 72
16. Provision for/(benefit from) Income Taxes. Please revise your disclosure to explain the reasoning for the valuation allowance recorded in the three months ended March 31, 2006 In addition, please disclose your applicable statutory and effective tax rates for each period.

Financial Condition, Liquidity and Capital Resources, page 89

Contractual Obligations and Commitments, page 96
17. We note the revisions provided in response to prior comment
50.
Please revise the table to present the information as of the latest fiscal year end balance sheet date. Refer to Item 303 of Regulation
S-K. In addition, considering that the amount and timing of payments related to your employment agreements is known, we do not understand why the payments are not included in the table. Please revise or advise us.

Business, page 102
18. Where relevant, please provide the information required by Item
101(d) of Regulation S-K. We note that some of this information already appears on page 104.
19. We note your response to prior comment 55. Given your need to replace members on an ongoing basis, affinity partners represent material gateways to critical masses of customers. The loss of a gateway that accounts for 10% or more of your revenue would clearly be significant. Please describe your relationship with these partners in significantly more detail including:
* the nature of your continued marketing rights post-termination;
* the length of the contracts with partners who account for 10% or more of your revenue (i.e., when they are up for renewal) and whether they may be terminated at will;
* what, if any, role the partners` brands play in the relationships you form and whether you may continue to utilize those brands or market new products to those customers even after termination; and
* whether the partners may allow competitive marketing either during or after ending their relationship with you.

Purchase Agreement, page 121
20. We note your response to prior comment 65; however, you have not explained to us how you considered all other agreements entered into with Cendant as part of the transaction in your allocation of purchase price. Please advise us how you evaluated each arrangement disclosed. In addition, please tell us when you expect to finalize your purchase price allocation.

Legal Proceedings, page 122
21. We note your response to prior comment 57 and reissue that part of the comment seeking disclosure of the states in which you are currently engaged in settlement discussions. Also, we note that you have only described "certain" class actions. Please tell us how you decided which ones to disclose in your registration statement and explain why you determined that you were not required to disclose these.

Management, page 125
22. With respect to Mr. Hedges, please explain what line of business
Mercatus LLC conducts.  With respect to Messrs. Parker,
Zinterhofer,
Press and Becker, please describe their duties at Apollo in more detail.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-6
23. We have read your response to prior comment 77 and continue to believe that the cash flows relating to restricted cash should be reported in the cash flows statement within the category that they would be reported in if there were no restrictions. Your treatment appears inconsistent with the fact that the cash is collected through your operations and the offsetting liability is included in accounts payable with changes reflected in operating cash flow. Please revise your cash flow statement accordingly to present changes in restricted cash as an operating activity. Refer to paragraph 24 of SFAS 95.

Form 10-Q
24. We note your response to prior comment 85 and the proposed language contained in Exhibit D. Based on your representation that your disclosure controls and procedures are designed to be effective at the reasonable assurance and that, as of March 31, 2006, they were in fact effective at the reasonable assurance level, you may incorporate the proposed changes to the Item 4 language in future filings.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Rachel Zablow at 202-551-3428 or Steve
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-
3694
with any other questions.

Sincerely,




Owen Pinkerton
Senior Counsel


cc:	Rosa A. Testani




Affinion Group, Inc.
July 10, 2006
Page 1